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                   Filed by Texas Regional Bancshares, Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                       Subject Company:  Riverway Holdings, Inc.


On September 17, 2001, Texas Regional Bancshares, Inc. and Riverway Holdings, Inc. issued a joint press release announcing that Texas Regional and Riverway had entered into an Agreement and Plan of Reorganization, dated as of September 17, 2001. The text of the joint press release follows:


FOR IMMEDIATE RELEASE
September 17, 2001


                   Texas Regional Bancshares, Inc. to Acquire

                             Riverway Holdings, Inc.

      MCALLEN, TEXAS--Texas Regional Bancshares, Inc. (Nasdaq: TRBS) ("Texas Regional"), bank holding company for Texas State Bank, and Riverway Holdings, Inc. today jointly announced the execution of a definitive agreement for Texas Regional to acquire through merger Riverway Holdings, Inc. ("Riverway"). Riverway is the privately held bank holding company for Riverway Bank, located at Five Riverway Drive, Houston, Texas. As of June 30, 2001, Riverway had total assets of $677.0 million, loans of $424.1 million, deposits of $481.9 million and shareholders' equity of $31.7 million.

      The definitive agreement calls for the exchange of 1,276,226 shares of Texas Regional for all of the outstanding shares of Riverway in a transaction to be accounted for under the purchase method of accounting. The proposed merger is subject to customary closing conditions, including receipt of all requisite regulatory approvals and the approval of Riverway shareholders. The proposed merger has been unanimously approved by the Boards of Directors of both Texas Regional and Riverway, and Riverway has delivered proxies in favor of the proposed merger transaction representing in excess of 70% of the shares of Riverway.

      The transaction is expected to close early during the first quarter of 2002. When this transaction is completed, Texas State Bank will operate 27 banking locations in the Houston and Rio Grande Valley regions of Texas with total assets exceeding $3 billion.

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      Commenting on today's announcement, Glen E. Roney, Chairman of Texas
Regional, stated, "This combination establishes our footprint for continuing expansion into the vibrant Houston metropolitan area. We are excited to welcome the customers, employees and shareholders of Riverway to the Texas Regional family. Our new customers will experience a seamless transition while benefiting from greater convenience, a broader array of products and services and new technologies. We expect the current management team of Riverway to lead an aggressive growth strategy in the Houston market based upon the same local philosophy stressing local decision-making and quality personal service that Texas Regional has successfully followed in the Rio Grande Valley."

      "Our shareholders will receive substantial value through a marketable equity interest in an excellent financial institution with attractive growth opportunities. Additionally, we believe this transaction will broaden the opportunities available to our management and employees," said Jack H. Mayfield, Jr., Chairman of Riverway.

      Texas Regional recently reported net income for second quarter 2001 of $9.7 million, or $0.60 per diluted common share, compared with $8.5 million, or $0.53 per diluted common share, for second quarter 2000. Return on assets and return on equity for second quarter 2001 averaged 1.58 percent and 16.02 percent, respectively. Cash earnings of $10.3 million, which exclude the after tax impact of amortization of goodwill, increased to $0.63 per diluted common share for second quarter 2001 compared to $0.56 per diluted common share for the same period in 2000.

      Texas Regional is a registered bank holding company whose wholly owned subsidiary, Texas State Bank, conducts a commercial banking business in the Rio Grande Valley of Texas, operating twenty six (26) full service banking locations. Texas Regional stock trades on The Nasdaq Stock Market(sm) under the symbol TRBS.


                          TRANSACTION RATIONALE

o Strategic expansion opportunity which supplements Texas Regional's dominant market position in the Rio Grande Valley of south Texas. Provides a strong base for future growth opportunities in Houston, which has convenient access to McAllen and the Rio Grande Valley.

o Positions Texas State Bank to compete as a Texas based bank responsive to the growing middle market commercial companies in the increasingly diversified greater Houston economy.

o   Attractive core deposit franchise.

o   Financially attractive and accretive to earnings during initial year.

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o   Capitalizes on proven merger integration skills. Texas Regional has delivered strong asset and revenue growth from previously merged franchises.


                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

      Texas Regional intends to file with the Securities Exchange Commission (the "SEC") a registration statement on Form S-4 in connection with the transaction, and Texas Regional and Riverway intend to mail a proxy statement/prospectus to the Riverway stockholders in connection with the transaction. Investors and security holders of Texas Regional and Riverway are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Texas Regional, Riverway and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web site (WWW.SEC.GOV). A free copy of the proxy statement/prospectus may also be obtained from Texas Regional or Riverway. Texas Regional and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Riverway in favor of the transaction. Information regarding the interests of Texas Regional's officers and directors, and the interests of Riverway's officers and directors, in the transaction will be included in the proxy statement/prospectus. In addition to the registration statement on Form S-4 to be filed by Texas Regional in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Riverway in connection with the transaction, Texas Regional files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference rooms located at 450 5th Street, N.W., Washington, D.C. 20549, or any of the SEC's other public reference rooms located in New York and Chicago. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Texas Regional with the SEC are also available for free at the SEC's web site (WWW.SEC.GOV). A free copy of these reports, statements and other information may also be obtained from Texas Regional.

      Information concerning Texas Regional's products and services and additional financial, statistical and business-related information are available on Texas Regional's website at WWW.TRBSINC.COM. This release and other information available on Texas Regional's website can also be obtained by calling R. T. Pigott, Jr., Chief Financial Officer, at (956) 631-5400.

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      This document and information on Texas Regional's website may contain forward-looking information (including information related to plans, projections or future performance of Texas Regional and its subsidiaries and planned market opportunities, employment opportunities and synergies from the merger with Riverway), the occurrence of which involve certain risks, uncertainties, assumptions and other factors which could materially affect future results. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Texas Regional's results could differ materially from Texas Regional's expectations in these statements. Texas Regional assumes no obligation and does not intend to update these forward-looking statements. For further information please see Texas Regional's reports filed with the SEC pursuant to the Securities Exchange Act of 1934, which are available at the SEC's website (WWW.SEC.GOV).

      CONTACT: Glen E. Roney, Chief Executive Officer, or R. T. Pigott, Jr., Chief Financial Officer, (956) 631-5400, both of Texas Regional.